Bergstrom Capital Corporation
Form N-SAR
For Period Ending 12/31/02
File Number (c) 811-1641
Attachment Per Item 77
Sub-Item 77Q2
Information Called for
by Item 405 of Regulation S-X

Section 30(h) Beneficial Ownership Reporting Compliance

        Section 30(h) of the Investment Company Act of 1940 requires the Company's officers, directors and investment advisers, the affiliated persons of such investment advisers, and the beneficial owners of more than ten percent of the Company's Capital Stock to file initial reports of ownership and reports of changes in ownership of the Company's capital stock with the Securities and Exchange Commission and the American Stock Exchange, and to provide copies of such reports to the Company.

        Based solely on a review of the copies of such reports received by it and of written representations by reporting persons that no additional reports are due, the Company believes that all Section 30(h) filing requirements for 2001 and 2002 were satisfied, except as follows. The Company has not received a copy of Form 5 or a representation that no Form 5 is required for 2001 from George N. Fugelsang, a former Member of the Board of Managers of the Adviser. The Company has been advised by the Adviser that Mr. Fugelsang has not been affiliated with the Adviser since August 2001 and that, to the best of the Adviser's knowledge, Mr. Fugelsang has not held any Shares of the Company. The Company has not received a copy of Form 5 or a representation that no Form 5 is required for 2002 from Gerhard
Eberstadt, a former Member of the Board of Managers of the Adviser. The Company has been advised by the Adviser that Mr. Eberstadt is no longer affiliated with the Adviser and that, to the best of the Adviser's knowledge, Mr. Eberstadt has not held any shares of the Company.